UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: March 30, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

2015 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company” or “CEA”) announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with International Financial Reporting Standards (“ IFRS ”) for the year ended 31 December 2015 with comparative figures for the year 2014 as follows.

FINANCIAL INFORMATION

A.	PREPARED IN ACCORDANCE WITH IFRS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2015

		2015	2014
	Notes	RMB million	RMB million

Revenues	4	93,969	90,185
Other operating income and gains	6	5,269	3,685
Gain on fair value changes of derivative financial instruments	7	6	11

Operating expenses
Aircraft fuel		(20,312)	(30,238)
Take-off and landing charges		(10,851)	(9,440)
Depreciation and amortisation		(10,471)	(9,183)
Wages, salaries and benefits		(16,459)	(11,270)
Aircraft maintenance		(4,304)	(4,453)
Impairment charges		(228)	(12)
Food and beverages		(2,469)	(2,364)
Aircraft operating lease rentals		(4,254)	(4,502)
Other operating lease rentals		(812)	(637)
Selling and marketing expenses		(3,651)	(4,120)
Civil aviation development fund		(1,826)	(1,656)
Ground services and other expenses		(5,479)	(4,998)
Indirect operating expenses		(5,503)	(4,950)

Total operating expenses		(86,619)	(87,823)

		2015	2014
	Notes	RMB million	RMB million

Operating profit		12,625	6,058
Share of results of associates		126	91
Share of results of joint ventures		26	36
Finance income	8	66	88
Finance costs	9	(7,176)	(2,160)

Profit before income tax		5,667	4,113
Income tax expense	10	(624)	(573)

Profit for the year		5,043	3,540

Other comprehensive income for the year

Other comprehensive income to be reclassified to profit or loss in subsequent periods
Cash flow hedges, net of tax		10	(11)
Fair value changes of available-for-sale investments, net of tax		87	13
Fair value changes of available-for-sale investments held by an associate, net of tax		7	(1)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		104	1

Other comprehensive income not to be reclassified to profit or loss in subsequent periods
Actuarial gains/(losses) on the post- retirement benefit obligations, net of tax		196	(333)

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		196	(333)

Other comprehensive income, net of tax		300	(332)

Total comprehensive income for the year		5,343	3,208

		2015	2014
	Notes	RMB million	RMB million

Profit attributable to:
Equity holders of the Company		4,537	3,410
Non-controlling interests		506	130

Profit for the year		5,043	3,540

Total comprehensive income attributable to:
Equity holders of the Company		4,834	3,071
Non-controlling interests		509	137

Total comprehensive income for the year		5,343	3,208

Earnings per share attributable to the equity holders of the Company during the year
– Basic and diluted (RMB)	11	0.35	0.27

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2015

		31 December	31 December
		2015	2014
	Notes	RMB million	RMB million

Non-current assets
Intangible assets		11,522	11,500
Property, plant and equipment		133,242	109,439
Investment properties		294	–
Lease prepayments		2,094	2,206
Advanced payments on acquisition of aircraft		21,207	20,260
Investments in associates		1,543	1,086
Investments in joint ventures		518	505
Available-for-sale investments		452	433
Other non-current assets		3,754	1,957
Deferred tax assets		243	170
Derivative financial instruments		45	30

		174,914	147,586

Current assets
Flight equipment spare parts		2,056	2,259
Trade receivables	12	2,867	3,862
Prepayments and other receivables		8,446	6,394
Derivative financial instruments		–	5
Restricted bank deposits and short-term bank deposits		35	38
Cash and cash equivalents		9,080	1,355
Assets classified as held for sale		594	4,330

		23,078	18,243

Current liabilities
Sales in advance of carriage		5,841	5,064
Trade and bills payable	13	3,712	2,083
Other payables and accruals		19,057	19,215
Current portion of obligations under finance leases		6,109	4,596
Current portion of borrowings		38,214	28,676
Income tax payable		169	229
Current portion of provision for return condition checks for aircraft under operating leases		1,281	1,267
Derivative financial instruments		4	–

		74,387	61,130

Net current liabilities		(51,309)	(42,887)

Total assets less current liabilities		123,605	104,699

	31 December	31 December
	2015	2014
	RMB million	RMB million

Non-current liabilities
Obligations under finance leases	46,290	34,099
Borrowings	28,498	30,513
Provision for return condition checks for aircraft under operating leases	2,222	2,617
Other long-term liabilities	3,990	2,756
Post-retirement benefit obligations	2,569	2,822
Deferred tax liabilities	8	26
Derivative financial instruments	97	95

	83,674	72,928

Net assets	39,931	31,771

Equity
Equity attributable to the equity holders of the Company
– Share capital	13,140	12,674
– Reserves	24,271	17,300

	37,411	29,974

Non-controlling interests	2,520	1,797

Total equity	39,931	31,771

Notes:

1	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise established in the PRC.

The A Shares, H Shares and American Depositary Receipts of the Company are listed on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

2	BASIS OF PREPARATION

These financial information have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial information are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicate.

As at 31 December 2015, the Group’s current liabilities exceeded its current assets by approximately RMB51.31 billion. In preparing the financial information, the Board conducts an adequate and detailed review over the Group’ s going concern ability based on the current financial situation.

The Board has taken active actions to deal with the situation that current liabilities exceeded its current assets and the Board is confident that they have obtained adequate credit facility from the banks to support the floating capital. As at 31 December 2015, the Group had total unutilised credit facility amounting to approximately RMB55.17 billion from banks.

Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial information on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following revised standards for the first time for the current year’s financial statements.

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions

Annual Improvements to IFRSs 2010-2012 Cycles   Amendments to a number of IFRS

Annual Improvements to IFRSs 2011-2013 Cycles   Amendments to a number of IFRS

The above new and amended standards have had no material impact on the Group.

4	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	2015	2014
	RMB million	RMB million

Traffic revenues	85,076	82,589
– Passenger	78,585	75,261
– Cargo and mail	6,491	7,328
Tour operations income	3,491	3,047
Ground service income	2,546	2,168
Cargo handling and processing income	750	512
Commission income	78	94
Others	2,028	1,775

	93,969	90,185

5	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 5(c) below.

The segment results for the year ended 31 December 2015 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment
Revenue from external customers	89,013	4,831	–	–	93,844
Inter-segment sales	555	468	(1,023)	–	–

Reportable segment revenue	89,568	5,299	(1,023)	–	93,844

Reportable segment profit before income tax	5,327	238	–	106	5,671

Other segment information

Depreciation and amortisation	10,727	128	–	–	10,855
Impairment charges	93	1	–	134	228
Interest income	69	13	(16)	–	66
Finance expenses	1,935	270	(16)	–	2,189
Capital expenditure	37,706	591	–	–	38,297

The segment results for the year ended 31 December 2014 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Reportable segment
Revenue from external customers	86,031	3,715	–	–	89,746
Inter-segment sales	–	343	(343)	–	–

Reportable segment revenue	86,031	4,058	(343)	–	89,746

Reportable segment profit before income tax	3,946	32	–	142	4,120

Other segment information

Depreciation and amortisation	9,604	131	–	–	9,735
Impairment charges	20	2	–	–	22
Interest income	61	27	–	–	88
Finance expenses	1,707	250	–	–	1,957
Capital expenditure	35,922	464	–	–	36,386

The segment assets and liabilities as at 31 December 2015 and 31 December 2014 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

At 31 December 2015
Reportable segment assets	189,408	12,045	(8,282)	2,538	195,709
Reportable segment liabilities	156,041	10,260	(8,282)	39	158,058

At 31 December 2014
Reportable segment assets	156,786	8,679	(3,947)	2,024	163,542
Reportable segment liabilities	130,696	7,306	(3,947)	–	134,055

*	Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale investments. Unallocated results primarily represent the share of results of associates and joint ventures, income relating to available-for-sale investments and impairment charge on available-for-sale investments.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“ Hong Kong ”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	2015	2014
	RMB million	RMB million

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	61,222	60,531
Regional (Hong Kong, Macau and Taiwan)	3,569	3,799
International	29,178	25,855

Total	93,969	90,185

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

	2015 RMB million	2014 RMB million
Revenue
Reportable segment revenue	93,844	89,746
– Reclassification of business tax and expired sales in advance of carriage	125	521
– Adjustment of business combination under common control	–	(82)

Consolidated revenue	93,969	90,185

	2015	2014
	RMB million	RMB million
Profit before income tax
Reportable segment profit	5,671	4,120
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(4)	(4)
– Adjustments of business combination under common control	–	(3)

Consolidated profit before income tax	5,667	4,113

	2015	2014
	RMB million	RMB million
Assets
Reportable segment assets	195,709	163,542
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	41	45
– Difference in intangible asset arising from the acquisition of Shanghai Airlines	2,242	2,242

Consolidated assets	197,992	165,829

	2015	2014
	RMB million	RMB million
Liabilities
Reportable segment liabilities	158,058	134,055
– Others	3	3

Consolidated liabilities	158,061	134,058

6	OTHER OPERATING INCOME AND GAINS

	2015	2014
	RMB million	RMB million

Subsidy income (Note 1)	4,131	3,627
Gain on disposal of property, plant and equipment	399	58
Gain on disposal of available-for-sale investments	33	–
Dividend income arising from available-for-sale investments	13	–
Others (Note 2)	693	–
	5,269	3,685

Note 1:

Subsidy income mainly represents (i) subsidies granted by various local governments based on certain amounts of tax paid; (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the years ended 31 December 2015 and 2014.

Note 2:

Others mainly represent (i) compensation from ticket sales agents; (ii) gain on disposal of investments in a subsidiary; and (iii) compensation from transfer of the pilots.

7	GAIN ON FAIR VALUE CHANGES OF DERIVATIVE FINANCIAL INSTRUMENTS

	2015	2014
	RMB million	RMB million

Interest rate swap contracts	6	11

8	FINANCE INCOME

	2015	2014
	RMB million	RMB million

Interest income	66	88

9	FINANCE COSTS

	2015	2014
	RMB million	RMB million
Interest on bank borrowings	1,727	1,257
Interest relating to obligations under finance leases and post-retirement benefits	867	722
Interest on bonds and debentures	483	509
Interest relating to bills payable	128	92
	3,205	2,580
Exchange losses, net (Note(b))	4,987	203
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note(a))	(1,014)	(606)
amounts capitalised into construction in progress (Note(a))	(2)	(17)

	7,176	2,160

Notes:

(a)	The average interest rate used for interest capitalisation was 3.09% per annum for the year ended 31 December 2015 (2014: 2.69%).

(b)	The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

10	INCOME TAX EXPENSE

Income tax charged to profit or loss was as follows:

	2015	2014
	RMB million	RMB million
PRC income tax	737	484
Deferred taxation	(113)	89

	624	573

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and has been entitled to a reduced tax rate of 15% from 1 January 2011. The Company’s branches located in Sichuan, Gansu and Xibei also obtained approval from respective tax authorities and are entitled to a reduced corporate income tax rate of

15%.

The Company and subsidiaries except for CEA Yunnan, the Company’s branches located in Sichuan, Gansu and Xibei and those incorporated in Hong Kong, which are subject to Hong Kong profits tax rate of 16.5% (2014: 16.5%), are generally subject to the PRC standard corporate income tax rate of 25% (2014: 25%).

11	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB4,537 million (2014: RMB3,410 million) and the weighted average number of shares of 12,818,509,000 (2014: 12,674,269,000) in issue during the year ended 31 December 2015. The Company had no potentially dilutive options or other instruments relating to the ordinary shares in issue during the years ended 31 December 2015 and 2014.

12	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

The ageing analysis of trade receivables was as follows:

	2015	2014
	RMB million	RMB million

Within 90 days	2,608	1,539
91 to 180 days	105	1,774
181 to 365 days	90	456
Over 365 days	280	299

	3,083	4,068
Provision for impairment of receivables	(216)	(206)

Trade receivables	2,867	3,862

13	TRADE AND BILLS PAYABLE

The ageing analysis of trade payables and bills payable was as follows:

	2015	2014
	RMB million	RMB million

Within 90 days	2,060	764
91 to 180 days	348	309
181 to 365 days	461	240
1 to 2 years	414	420
Over 2 years	429	350

	3,712	2,083

14	DIVIDENDS

The Board has not recommended any dividend for the year ended 31 December 2015 (2014: Nil).

B.	PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS

CONDENSED CONSOLIDATED PROFIT OR LOSS

For the year ended 31 December 2015

	2015	2014
	RMB million	RMB million

Revenue	93,844	89,746
Less: Cost of operation	(77,146)	(79,645)
Taxes and surcharges	(178)	(107)
Selling and distribution expenses	(6,136)	(5,788)
General and administrative expenses	(2,914)	(2,451)
Finance costs, net	(7,269)	(2,286)
Impairment loss	(228)	(22)
Add: Fair value gain	6	11
Investment income	239	142

Operating profit	218	(400)
Add: Non-operating income	5,486	4,609
Less: Non-operating expenses	(33)	(89)

Total profit	5,671	4,120
Less: Income tax	(624)	(573)

Net profit	5,047	3,547

Attributable to:
– Equity holders of the Company	4,541	3,417
– Non-controlling interests	506	130

	5,047	3,547

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2015

	2015	2014
	RMB million	RMB million

Assets
Current assets	23,078	18,243
Long-term investment	2,061	1,591
Fixed assets and construction in progress	154,408	129,654
Goodwill	9,028	9,028
Intangible assets and non-current assets	6,891	4,856
Deferred tax assets	243	170

Total assets	195,709	163,542

Liabilities and equity
Current liabilities	74,384	61,127
Non-current liabilities	83,666	72,902
Deferred tax liabilities	8	26

Total liabilities	158,058	134,055

Equity holders of the Company	35,137	27,696
Non-controlling interests	2,514	1,791

Total equity	37,651	29,487

Total liabilities and equity	195,709	163,542

C.	SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND PRC ACCOUNTING STANDARDS

	2015	2014
	RMB million	RMB million

Consolidated profit attributable to equity holders of the Company

As stated in accordance with PRC Accounting Standards	4,541	3,417

Impact of IFRS and other adjustments:
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation	(4)	(4)
– Adjustment of business combination under common control	–	(3)

As stated in accordance with IFRS	4,537	3,410

	2015	2014
	RMB million	RMB million

Consolidated net assets attributable to equity holders of the Company

As stated in accordance with PRC Accounting Standards	35,137	27,696

Impact of IFRS and other adjustments:
– Intangible assets(goodwill)	2,242	2,242
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation	41	45
– Non-controlling interests	(6)	(6)
– Others	(3)	(3)

As stated in accordance with IFRS	37,411	29,974

SUMMARY OF OPERATING DATA

	As at 31 December
	2015	2014	Change

apacity
ATK (available tonne – kilometres)
(millions)	25,203.03	22,538.50	11.82%
– Domestic routes	13,228.45	12,025.72	10.00%
– International routes	11,197.47	9,703.57	15.40%
– Regional routes	777.11	809.21	–3.97%

ASK (available seat – kilometres)
(millions)	181,792.90	160,585.07	13.21%
– Domestic routes	121,019.00	110,381.01	9.64%
– International routes	55,264.62	44,445.16	24.34%
– Regional routes	5,509.28	5,758.90	–4.33%

AFTK (available freight tonne – kilometres)
(millions)	8,841.67	8,085.84	9.35%
– Domestic routes	2,336.74	2,091.43	11.73%
– International routes	6,223.65	5,703.50	9.12%
– Regional routes	281.28	290.91	–3.31%

Hours flown (thousands)	1,804.86	1,625.14	11.06%

Traffic
RTK (revenue tonne – kilometres)
(millions)	17,820.43	16,122.38	10.53%
– Domestic routes	9,666.67	8,726.35	10.78%
– International routes	7,657.61	6,883.12	11.25%
– Regional routes	496.15	512.91	–3.27%

RPK (revenue passenger – kilometres)
(millions)	146,342.43	127,749.87	14.55%
– Domestic routes	98,304.48	88,191.50	11.47%
– International routes	43,848.84	35,191.49	24.60%
– Regional routes	4,189.11	4,366.89	–4.07%

	As at 31 December
	2015	2014	Change

RFTK (revenue freight tonne – kilometres)
(millions)	4,865.12	4,802.43	1.31%
– Domestic routes	947.99	898.69	5.49%
– International routes	3,791.06	3,776.09	0.40%
– Regional routes	126.07	127.66	–1.25%

Number of passengers carried
(thousands)	93,779.95	83,811.48	11.89%
– Domestic routes	78,422.38	71,004.87	10.45%
– International routes	12,265.16	9,649.06	27.11%
– Regional routes	3,092.41	3,157.55	–2.06%

Weight of freight carried (million kg)	1,399.42	1,363.37	2.64%
– Domestic routes	693.49	660.63	4.97%
– International routes	604.29	599.82	0.75%
– Regional routes	101.64	102.92	–1.24%

Load factors
Overall load factor (%)	70.71	71.53	–0.82	pts
– Domestic routes	73.07	72.56	0.51	pts
– International routes	68.39	70.93	–2.54	pts
– Regional routes	63.85	63.38	0.47	pts

Passenger load factor (%)	80.50	79.55	0.95	pts
– Domestic routes	81.23	79.90	1.33	pts
– International routes	79.34	79.18	0.16	pts
– Regional routes	76.04	75.83	0.21	pts

Freight load factor (%)	55.02	59.39	–4.37	pts
– Domestic routes	40.57	42.97	–2.40	pts
– International routes	60.91	66.21	–5.30	pts
– Regional routes	44.82	43.88	0.94	pts

	As at 31 December
	2015	2014	Change

Unit revenue index
(including fuel surcharge)*Note
Revenue tonne – kilometres yield (RMB)	4.938	5.282	–6.51%
– Domestic routes	5.683	6.275	–9.43%
– International routes	3.855	3.851	0.10%
– Regional routes	7.125	7.574	–5.93%

Passenger – kilometres yield (RMB)	0.557	0.608	–8.39%
– Domestic routes	0.548	0.608	–9.87%
– International routes	0.558	0.587	–4.94%
– Regional routes	0.753	0.788	–4.44%

Freight tonne – kilometres yield (RMB)	1.334	1.545	–13.66%
– Domestic routes	1.093	1.271	–14.00%
– International routes	1.339	1.546	–13.39%
– Regional routes	3.014	3.470	–13.14%

Unit revenue index
(excluding fuel surcharge)*Note
Revenue tonne – kilometres yield (RMB)	4.547	4.456	2.04%
– Domestic routes	5.642	5.568	1.33%
– International routes	3.066	2.917	5.11%
– Regional routes	6.081	6.177	–1.55%

Passenger – kilometres yield (RMB)	0.517	0.521	–0.77%
– Domestic routes	0.545	0.539	1.11%
– International routes	0.443	0.461	–3.90%
– Regional routes	0.645	0.648	–0.46%

Freight tonne – kilometres yield (RMB)	1.092	1.093	–0.09%
– Domestic routes	1.010	1.158	–12.78%
– International routes	1.066	1.025	4.00%
– Regional routes	2.499	2.640	–5.34%

*	In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.

FLEET STRUCTURE

The Group has been continuously optimising its fleet structure in recent years. In 2015, the Group introduced a total of 80 aircraft of major models and a total of 42 aircraft of various models, including A340-600, B757 series and EMB-145LR retired. With the complete retirement of A340-600 and B757 series aircraft, the variety of aircraft models of the Group’s fleet has been further streamlined and the fleet structure has been made younger.

As at 31 December 2015, the Group operated a fleet of 551 aircraft, which included 526 passenger aircraft, 9 freighters and 16 business aircraft held under trust.

					(Units)

		Fleet structure as at 31 December 2015
		Self-owned
		and under	Under		Average
		finance	operating		fleet age
No.	Model	lease	lease	Sub-total	(Years)

Total number of passenger aircraft		394	132	526

Wide-body aircraft		56	10	66	5.1
1	B777-300ER	9	–	9	0.8
2	B767	6	–	6	14.7
3	A330-300	11	7	18	7.4
4	A330-200	30	3	33	3.3

Narrow-body aircraft		338	122	460	5.5
5	A321	48	–	48	4.5
6	A320	122	38	160	6.5
7	A319	31	4	35	3.6
8	B737-800	71	72	143	4.1
9	B737-700	55	8	63	7.0
10	B737-300*Note	5	–	5	13.3
11	EMB-145LR*Note	6	–	6	8.7

Total number of freighters		2	7	9	6.4

12	B747-400F	2	1	3	8.9
13	B777F	–	6	6	5.2

Total number of passenger aircraft and freighters		396	139	535

Business aircraft held under trust				16

Total number of aircraft				551

Note: B737-300 and EMB-145LR will retire from the Group’s fleet operation.

REPORT OF THE BOARD

In 2015, the global economy experienced weak recovery and economic growth further slowed down. Developed economies experienced a moderate recovery, while emerging economies were facing larger downward pressure. China’s economy was operating within a reasonable range, with the disposable income of residents growing faster than the national economic growth. Benefiting from factors such as transformation and upgrade of economic structure and rising consumption power of Chinese residents, air passenger transportation market continued to grow and demand for outbound tourism and consumption became robust. However, under the influence of factors including decline in the import and export industry and intensifying market competition, growth of air freight transportation market slackened. In 2015, the aviation industry benefited from the international low crude oil prices, but at the same time, it was adversely affected by exchange rate fluctuations.

Despite facing the complex business environment, the management and all staff of the Group worked together and completed the operational plans for the year. The Company proactively increased its flight capacity, properly enhanced production and operations, improved marketing of freight and passenger transportation and its service quality, and strengthened external cooperation on the precondition of securing safe operation. The Group has made efforts steadily in pushing for transformation and development, and introduced Delta Air Lines, Inc. (“Delta Air Lines”) as a strategic investor and cooperative partner, thereby achieving desirable operating results.

In 2015, the Group recorded revenue, profit before income tax and net profit attributable to equity shareholders of the Company of RMB93,969 million, RMB5,667 million and RMB4,537 million, representing an increase of 4.20%, 37.78% and 33.05% from last year, respectively.

During the period of the “12th Five-Year Plan” (2011-2015), both the operational scale and competitiveness of the Group increased significantly. In 2015, the Group achieved total annual traffic volume of 17,820 million tonne – kilometres, serving 93.78 million travelers and generating revenue of RMB93,969 million, representing an increase of 41.44%, 44.43% and 27.32%, respectively, as compared to 2010. The Group’s asset quality improved considerably while shareholders’ equity increased significantly. As at the end of 2015, the Group’s total assets, net asset and shareholders’ equity attributable to equity shareholders of the Company amounted to RMB197,992 million, RMB39,931 million and RMB37,411 million, representing an increase of 91.60%, 141.10% and 144.98%, respectively, as compared to the end of 2010. Debt ratio was 79.83%, decreased by 4.14pts as compared to the end of 2010. Through significant optimization of its fleet structure, the Group increased its fleet from 335 aircraft as at the end of 2010 to 551 aircraft as at the end of 2015, and the variety of aircraft models was streamlined from 21 models as at the end of 2010 to 13 models as at the end of 2015. The Group’s human resources and operating efficiency have been continuously enhanced. As at the end of 2015, staff-to-aircraft ratio was 128.92 staff per aircraft, representing a decrease of 41.52 staff per aircraft as compared to the end of 2010. Daily utilization rate of aircraft was 10.03 hours in 2015, representing an increase of 2.35% as compared to 2010.

✈	Safe Operation

The Group placed great emphasis on ensuring safe operation and will continue to do so. In 2015, the Group established an integrated management and control model incorporating regional management, safety audit and safety supervision to further improve its safety management and control system, and pushed ahead the establishment of the Management of Risk Control System (MORCS) to enhance safety risk prevention on an ongoing basis. The Group has also promoted phase 2 of the Electronic Flight Bag, focusing on technical difficulties such as operation of above-plateau airports, and has been enhancing its research capability in flying technology, providing psychological support to its pilots and improving emergency drills to strictly implement in-flight safety requirements.

In 2015, the Group had a total of 1,804,900 flying hours, representing an increase of 11.06% as compared to last year. In September 2015, the Group was granted the “Safe Flight Diamond Award”, the highest accolade for flight safety in the industry, by the Civil Aviation Administration of China.

✈	Passenger Transportation Marketing

In 2015, the Group actively seized the opportunities brought about by international low oil prices and robust demand for outbound tourism, and achieved impressive growth in passenger transportation by responding proactively to adverse factors such as geopolitical instability around the globe, terrorist attacks outside China, MERS cases in South Korea and impact on short-haul routes due to formation of a high – speed railway network.

Through optimizing production structure and increasing the operating efficiency of the fleet, the daily utilization rate of aircraft of the Group for the year increased by 1.31% to 10.03 hours as compared to last year. Efforts have been made to foster the construction of hubs and negotiate time slots in hub and core markets in order to promote superb connectivity. As a result, number of interline transit passengers increased by approximately 22% as compared to last year. By enhancing marketing and sales and leveraging on the relaxation in pricing policy in the industry, the pricing structure was flexibly adjusted, achieving revenue increment of approximately RMB2.3 billion and indicating a further improvement in revenue management and control. By striving to promote the Group’s official website and mobile application sales terminal, revenue from direct sales increased by approximately 66% and the contribution of which increased by more than 13pts, as compared to last year. Through strengthening the development of high quality customer resources, high yield revenue and number of passengers grew by more than 18% and 19% year-on-year, respectively, while the number of frequent flyer members reached 26.40 million, representing a year-on-year increase of approximately 15.6%, and their number of second flights increased by 2.27pts from last year.

In 2015, the Group’s passenger traffic volume was 146,342 million passenger- kilometres, representing a year-on-year increase of 14.55%. Passenger load factor reached 80.50%, representing a year-on-year increase of 0.95pts. Passenger revenue was RMB78,585 million, representing a year-on-year increase of 4.42%.

✈	Freight Transportation and Logistics

In 2015, Eastern Airlines Logistics Co., Ltd. (“Eastern Logistics”), a subsidiary of the Group, tightened its cost control, optimized production structure, broadened marketing channels and strived to stabilize transportation prices, achieving revenue and net profit of RMB6,356 million and RMB213 million, respectively, representing an increase in profit of RMB288 million as compared to the loss position last year.

In terms of traditional freight transportation operation, China Cargo Airlines Co., Ltd. streamlined its fleet scale and terminated the leases for three older freighters, thereby reducing operating costs. Route network of Shanghai hub was optimized to reduce the number of intermediate points and improve operating efficiency, thus increasing the daily utilization rate of freighters for the whole year by more than 8% as compared to last year. Layout of flight capacity was adjusted based on market demand to stabilize flight capacity for the core markets in Europe and America. Efforts have also been made to broaden sourcing channels and strengthen joint cooperation. As such, the air-freight transit volume increased by nearly 10% as compared to last year.

In terms of freight transportation logistics, Eastern Logistics focused on the construction of the core logistics platform for pharmaceutical logistics and aviation equipment as well as the establishment of the transit marketing platform to perfect its third-party logistics solution. Distribution channels of www.eaemall.com have been expanded to construct CEA’s rapid supply chain. Through proactively expanding cooperation with cross-border e-commerce partners, the first chartered aircraft for directly imported goods purchased via cross-border e-commerce in the PRC came into service, increasing the annual revenue from cross-border logistics by approximately 32% as compared to last year.

✈	External Cooperation

In 2015, the Group further strengthened its cooperation with both member and non- member airlines of SkyTeam Alliance to widen the scope of cooperation and improve the quality of cooperation.

In September 2015, the Group entered into a strategic partnership with Delta Air Lines to further explicitly deepen the cooperation in terms of code-share, cabin sharing and joint sales. By forming an industry-leading route network, both parties implemented code-share on 123 routes, including 9 international major routes and 114 domestic routes in the PRC and the USA. Through offering joint sales to corporate customers, the influential power of the North American corporate customers of the Group was increased.

As for the European market, the Group and Air France have realized interline transit services for flights departing and arriving at Shanghai, Dalian, Paris and Nice. In the Australian market, the joint operation with Qantas was officially commenced to launch code-share on major routes such as Shanghai-Sydney and Shanghai-Melbourne routes, in order to launch in-depth cooperative projects including customer base sharing.

As at the end of the reporting period, the Group and SkyTeam Alliance members had a total of 670 code-share routes, covering 371 cooperative destinations, 179 countries and 1057 destinations. The Group also had 336 code-share routes with non-member airlines of SkyTeam Alliance and 241 cooperative destinations.

✈	Service Quality

The Group has always adhered to the service philosophy of “Customer-Oriented and Dedicated Service”. In 2015, the Group consistently improved customer experience through reinforcement of service management and control, promotion of integrated services and enhancement of branding. The passenger transportation volume and baggage transportation volume of the Group were 93.78 million travelers and 48.84 million units, respectively, representing an increase of approximately 11.89% and approximately 16.69%, respectively as compared to last year.

The Group has revised its “Service Manual” systematically to optimize its service standards in serving special travelers and high-end travelers and specified service standards for reception for travelers with a view to refining its service management and control system. The implementation of baggage inquiry system has reduced the rate of mishandled baggage by 1.11pts as compared to last year. The improvement of the information platform of irregular flights has increased the notification rate by approximately 8pts as compared to last year, which further remedied the service shortfall. Nine categories of special services have been integrated online to fully activate the establishment of the self-rebooking system and launch online intelligent customer services, thereby increasing self-check-in rate to 60.86% and progressively pushing forward online integrated services. The renovation of check-in area at E Island, Pudong Airport, the commencement of operation of Skyteam Alliance lounge at Hong Kong Airport and the renovation of Shanghai Pudong and Hongqiao flagship lounge, together with the launch of customized supplies and catering services for B777 and large-scale meal tasting activities will improve the waiting and cabin experience of travelers.

✈	Capital Market and Cost Control

In 2015, the Group seized opportunities arising from the capital market and took active initiatives to foster capital operations, reduce costs and increase efficiency based on its development strategies.

For capital operations, the Group introduced Delta Air Lines as a strategic investor and the single largest foreign shareholder by way of issue approximately 466 million H Shares to Delta Air Lines, and raised proceeds of approximately US$450 million. The non-public issuance of A Shares has been steadily proceeded with and approvals at general meeting and from China Securities Regulatory Commission (“CSRC”) have been obtained. The granting of new credit facilities from a number of renowned banks has raised the Group’s bank credit line which was contracted but unutilized to RMB55,171 million. To mitigate risks arising from exchange rate and interest rate fluctuations, the Group expanded its Renminbi financing channels and grasped opportunity to issue 9 tranches of super short-term commercial paper to actively adjust its debt structure.

For cost control, the Group enhanced its aircraft technological maintenance abilities to reduce the number of aircraft sent for maintenance and lower the costs for aircraft maintenance by 3.35% as compared to last year. By activating internal human resources and exerting stringent control over increase of headcount, the staff-to-aircraft ratio was reduced by approximately 6.71 staff per aircraft as compared to last year. The significant decrease in the agency rates for passenger and freight transportation has lowered the agency fee expenses by approximately 13.90% as compared to last year.

✈	Reform and Transformation

In 2015, the Group continued to foster the reform and transformation in order to further steadily transform into a modern integrated aviation and logistics services provider.

The transformation of China United Airlines Co., Ltd. (“China United Airlines”) into a low-cost airline has been furthered. In 2015, China United Airlines completed the all-economy class cabin renovation for the B737 fleet, which increased the number of available seats per aircraft by nearly 10%. It has also enhanced the promotion and sales system of travel products in an effort to expand non-flight income through the implementation of low-cost servicing mode, cancellation of complimentary in-flight meal, and introduction of baggage charges, in-flight sales and paid lounge services. By launching an official website and a mobile application of China United Airlines and establishing a direct sales platform, revenue from direct sales increased by 84.2%, while agency fees decreased by approximately RMB120 million from last year.

The Group has explored a new asset management model. In 2015, Eastern Airlines Technology Co., Ltd., a wholly-owned subsidiary of the Group engaged in aircraft maintenance, raised its standards for aircraft maintenance and construction management to facilitate the Group’s centralized control over aircraft maintenance, and focused on high-end premium operations, such as providing maintenance services for aircraft for Chinese routes operated by international airlines and sharing of aviation equipment, and realized revenue from third-party marketing and sales of approximately RMB256 million. Since August 2015, the Group has been constructing a foreign airline service centre and examining the market-oriented operational mechanism for ground services to further explore the transformation of supporting assets into operational assets.

The Group has utilized an “Internet+” business model. In 2015, China Eastern Airlines E-Commerce Co., Ltd., a wholly-owned subsidiary of the Group, focused on five major business segments, including operation of e-commerce platform, non-aviation points for frequent travelers, points mall and online floating market, digital marketing and integrated non-aviation products to explore transformation resources, such as customers, points and offline contact points. The research and development plans for 32 types of integrated products in 10 categories were formulated to launch 7 types of travel- related services, such as pick-up services, valet parking and tourism services. The Group frequently updated its e-commerce platforms, namely mobile application sales terminal and official website, to continuously bring in new service functions and improve customer experience. By enhancing its digital marketing ability and identifying internal and external marketing cooperative partners, the Group realized revenue from non- aviation points of approximately RMB322 million.

The construction of the in-flight connection platform project is actively under way. The Group has obtained an approval to provide internet access services by utilizing satellite communication system, and the upgrade of its 21 wide-body aircraft for long-and- medium haul routes was completed to gradually realize full coverage of in-flight internet services for North-American routes and bring in new functions such as online floating market.

✈	Social Responsibilities

While pursuing its own sustainable corporate development, the Group has always incorporated a social responsibility philosophy into corporate decision making, production and operations, which seeks to unify corporate development and social responsibility.

In 2015, the Group took an active part in the combat of West Africa Ebola virus, the rescue of Oriental Star survivors and the relief for Nepal earthquake victims. The Group’s large-scale charitable programme “Love at China Eastern Airlines” launched 530 projects all year round, with 26,119 staff participating, serving a total of 40,166 people. Through interaction with the community, the Group has established a charity brand image of “delivering love and serving the community”.

In 2015, the Group was bestowed a number of awards such as “Best China Airline” at the 8th TTG (Asia Media) China Travel Awards, “China Securities Golden Bauhinia Award – Listed Company with the Most Valuable Brand” for four consecutive years and “Best Innovative Listed Company” granted by Hong Kong Ta Kung Pao, as well as “2014-2015 Most Respectable Chinese Enterprise” and “2015 Chinese Best Business Model Innovation Award” by the Economic Observer and 21st Century Business Herald, respectively.

Operating Revenues

In 2015, the Group’s passenger revenues amounted to RMB78,585 million, representing an increase of 4.42% from the previous year, and accounted for 92.37% of the Group’s traffic revenues. Passenger traffic volume was 146,342.43 million passenger-kilometres, representing a 14.55% increase from the previous year.

The passenger revenues of domestic routes amounted to RMB51,523 million, representing a decrease of 0.24% from the previous year, and accounted for 65.56% of the passenger revenues. The passenger traffic volume was 98,304.48 million passenger-kilometres, representing an increase of 11.47% from the previous year.

The passenger revenues of international routes amounted to RMB23,933 million, representing an increase of 17.89% from the previous year, and accounted for 30.45% of the passenger revenues. The passenger traffic volume was 43,848.84 million passenger-kilometres, representing a 24.60% increase from the previous year.

The passenger revenues of regional routes amounted to RMB3,129 million, representing a decrease of 5.55% from the previous year, and accounted for 3.98% of the passenger revenues. The passenger traffic volume was 4,189.11 million passenger-kilometres, representing a decrease of 4.07% from the previous year.

In 2015, the Group’s cargo and mail traffic revenues amounted to RMB6,491 million, representing a decrease of 11.42% from the previous year, and accounted for 7.63% of the Group’s traffic revenues. Cargo and mail traffic volume was 4,865.12 million tonne- kilometres, representing an increase of 1.31% from last year.

In 2015, the Group’s other revenues were RMB8,893 million, representing an increase of 17.07% from the previous year.

Operating Expenses

In 2015, the Group’s total operating cost was RMB86,619 million, representing a decrease of 1.37% from the previous year. Under the influence of further expansion of the Group’s operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, the Group’s various costs such as catering supply expenses, depreciation and amortisation increased from the previous year. Analysis of the changes in items under operating costs of the Group is set out as follows:

Aircraft fuel costs accounted for the most substantial part of the Group’s operating costs. In 2015, the Group’s total aviation fuel consumption was approximately 5.3142 million tonnes, representing an increase of 11.70% from last year, but as the average price of fuel decreased by 39.86%, the Group’s aircraft fuel expenditures decreased by 32.83% from the previous year to RMB20,312 million.

In 2015, the Group’s take-off and landing charges amounted to RMB10,851 million, or an increase of 14.95% from last year, and was primarily due to an increase in the number of and the standard of fees charged for take-off and landings.

In 2015, the Group’s depreciation and amortisation amounted to RMB10,471 million, representing an increase of 14.03% from last year, and was primarily due to an expansion in its fleet scale and the corresponding increase in the depreciation of assets.

In 2015, the Group’s wages, salaries and benefits amounted to RMB16,459 million, representing an increase of 46.04% from last year, and was primarily due to a gain on settlement in 2014 from the amendment of employee benefit policies made in 2014. Excluding non-comparable factors, the increase from last year stood at 14.30% due to a year-on-year increase in hours-flown fees brought by the increase in hours flown.

In 2015, the Group’s aircraft maintenance expenses amounted to RMB4,304 million, representing a decrease of 3.35% from last year, and was primarily due to a year-on-year decrease in external aircraft maintenance brought by the improvement in the Group’s own maintenance ability.

In 2015, the Group’s catering supply expenses were RMB2,469 million, representing an increase of 4.44% from last year, and was primarily due to increased number of passengers.

In 2015, the Group’s aircraft operating lease rentals amounted to RMB4,254 million, representing a decrease of 5.51% from last year, and was primarily due to a decrease in the number of aircraft for operating leases.

In 2015, the Group’s other operating lease rentals amounted to RMB812 million, representing an increase of 27.47% from last year, and was primarily due to an increase in leasehold properties.

In 2015, the Group’s selling and marketing expenses were RMB3,651 million, representing a decrease of 11.38% from last year, and was primarily due to a year-on-year decrease in the handling fees of agency businesses brought by the increase in the proportion of direct sales.

In 2015, the Group’s amount of civil aviation infrastructure levies payable to the CAAC was RMB1,826 million, representing an increase of 10.27% compared to last year. This increase was primarily due to an increase in the miles flown by the Group.

In 2015, the Group’s ground service and other expenses were RMB5,479 million, representing an increase of 9.62% over the previous year. The increase was primarily due to the corresponding increase in the fees and expenditures due to the increased volume of ground services.

In 2015, the Group’s indirect operating expenses were RMB5,503 million, representing an increase of 11.17% as compared to last year. This was primarily attributable to an increase in corresponding expenses following the expansion of fleet scale of the Group.

Other operating income

The Group’s other operating income mainly consists of income from cooperative routes, the rest being income from disposal of fixed assets and income from government grants. In 2015, other operating income of the Group amounted to RMB5,269 million, which represented an increase of 42.99% from last year, primarily due to an increase in income from cooperative routes, income from government grants and gains from disposal of fixed assets.

Finance Income/Costs

In 2015, the Group’s finance income was RMB66 million, which represented a decrease of 25% from last year. Finance costs amounted to RMB7,176 million, representing an increase of 232.22% from last year, primarily due to an increase in net exchange losses recognised during the reporting period brought by an appreciation of USD against RMB.

Profit

The Group’s profit attributable to the equity shareholders of the Company in 2015 was RMB4,537 million, representing a 33.05% increase from last year. The earnings per share attributable to the equity shareholders of the Company were RMB0.35.

Liquidity and Capital Structure

As at 31 December 2015, the debt ratio of the Group was 79.83%.

The Group generally operates with net current liabilities. As at 31 December 2015, the Group’s current liabilities exceeded its current assets by RMB51,309 million. The Group has been and believes it will continue to be capable of financing its working capital requirements by various financing means such as capital injection, obtaining loans from banks and issuing bonds.

The Group generally finances its working capital requirements through business operations and short-term bank loans. As at 31 December 2014 and 31 December 2015, the Group’s cash and cash equivalents amounted to RMB1,355 million and RMB9,080 million, respectively. Net cash inflow generated from the Group’s operating activities was RMB12,296 million and RMB24,325 million, respectively, for 2014 and 2015. Capital expenditures for the purchase of aircraft were partly funded by internal funds, the balance of which was mainly financed by long-term and short-term borrowings and finance leasing. In 2014 and 2015, the Group’s net cash outflow from investment activities was RMB24,033 million and RMB27,800 million, respectively. Net cash inflow from the Group’s financing activities was RMB11,112 million and RMB11,083 million, respectively.

As at 31 December 2014 and 31 December 2015, the Group’s borrowings payable within one year were RMB28,676 million and RMB38,214 million, respectively. As at 31 December 2014, the Group’s borrowings payable from one to two years, from three to five years and beyond five years were RMB8,801 million, RMB10,868 million and RMB10,844 million, respectively, as compared to RMB10,306 million, RMB8,224 million and RMB9,968 million, respectively, as at 31 December 2015.

The Group’s obligations under finance leases as at 31 December 2014 and 31 December 2015 were equivalent to RMB38,695 million and RMB52,399 million, respectively. As at 31 December 2014, the Group’s lease obligations payable within two years, from three to five years and beyond five years were equivalent to RMB9,007 million, RMB11,482 million and RMB18,206 million, respectively, as compared to equivalent to RMB12,051 million, RMB16,679 million and RMB23,669 million, respectively, as at 31 December 2015.

The Group’s obligations under finance leases comprised only floating-rate obligations. As at 31 December 2014, the Group’s obligations under finance leases comprised USD-denominated obligations of USD5,954 million, SGD-denominated obligations of SGD201 million, HKD- denominated obligations of HKD1,203 million and JPY-denominated obligations of JPY7,309 million. As at 31 December 2015, the Group’s obligations under finance leases comprised USD-denominated obligations of USD7,753 million, SGD-denominated obligations of SGD178 million, HKD-denominated obligations of HKD1,072 million and JPY-denominated obligations of JPY6,395 million.

As at 31 December 2014, the Group’s borrowings comprised USD-denominated borrowings of USD7,025 million and RMB-denominated borrowings of RMB16,205 million. Fixed- rate borrowings accounted for 36.98% of the total borrowings, and floating-rate borrowings accounted for 63.02% of the total borrowings. As at 31 December 2015, the Group’s borrowings comprised USD-denominated borrowings of USD5,689 million and RMB- denominated borrowings of RMB29,769 million. Fixed-rate borrowings accounted for 47.80% of the total borrowings, and floating-rate borrowings accounted for 52.20% of the total borrowings.

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term borrowings, finance leases payable and bonds payable) as at 31 December 2014 and 31 December 2015 were equivalent to RMB97,884 million and RMB119,111 million, respectively, of which short-term liabilities accounted for 33.99% and 37.21%, respectively, for those years. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both of the short-term liabilities and the long-term interest-being liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2014 and 31 December 2015, the Group’s liabilities denominated in USD accounted for 81.14% and 73.28%, respectively, of total interest-bearing liabilities while liabilities denominated in RMB accounted for 16.56% and 24.99%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group’s finance costs. As at 31 December 2014, the notional amount of the outstanding interest rate swap agreements of the Group was approximately USD801 million. As at 31 December 2015, such amount was approximately USD1,466 million and these agreements will expire between 2016 and 2025.

Exchange Rate Fluctuation

As at 31 December 2015, the Group’s total interest-bearing liabilities denominated in foreign currencies, converted to RMB, amounted to RMB89,342 million, of which USD liabilities accounted for 97.70% of the total amount. Therefore, a significant fluctuation in foreign exchange rates will subject the Group to significant foreign exchange loss/gain arising from the translation of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales and expenses to be paid in foreign currencies. The Group’s foreign currency hedging contracts mainly involve the selling of JPY and the purchase of USD at fixed exchange rates. As at 31 December 2014, the outstanding foreign currency hedging contracts held by the Group amounted to a notional amount of USD39 million. Such amount was USD12 million as at 31 December 2015, and will expire between 2016 and 2017.

In 2014, the Group’s net foreign exchange losses were RMB203 million. In 2015, the Group’s net foreign exchange losses were RMB4,987 million, representing an increase of 2,356.65% from last year.

Fluctuation of Fuel Prices

As at 31 December 2015, assuming other factors remain constant, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,016 million.

In 2015, the Group did not engage in any jet fuel hedging activities.

Pledges on Assets and Contingent Liabilities

The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2014, the value of the Group’s assets used to secure certain bank loans was RMB23,117 million. As at 31 December 2015, the value of the Group’s assets used to secure certain bank loans was RMB29,147 million, representing an increase of 26.08% compared to last year.

As at 31 December 2015, the Group had no significant contingent liabilities.

Capital Expenditure

The foreseeable capital requirements of the Group are primarily for supporting daily operations, purchase of aircraft, engines and equipment and investment in fixed assets projects, among which fixed assets projects mainly comprise infrastructure projects such as the CEA base (west district) phase II ancillary project at Shanghai Hongqiao International Airport and the CEA base project at the Beijing new airport.

The capital requirements of the Group may vary due to factors such as entering into new purchase contracts of aircraft, engines and other flight equipment, amendments to the original contracts and changes in price index.

According to the agreements entered into in relation to aircraft, engines and aviation equipment, as at 31 December 2015, the Group expected its future capital expenditures on aircraft, engines and aviation equipment to be, in the aggregate, approximately RMB106,666 million, including expected capital expenditure on aircraft, engines and aviation equipment of approximately RMB23,781 million in 2016.

In 2016, the Group plans to satisfy the aforesaid capital requirements through revenue from operations, existing bank credit facilities, bank loans, leasing arrangements and other external financing in order to ensure the normal operations of the Group.

Human Resources

As at 31 December 2015, the Group had 71,033 employees, the majority of whom were located in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses.

RISK ANALYSIS

1.	Macro-economic Risk

The aviation transportation industry is closely related to macro-economic development. Civil aviation transportation industry is more sensitive to macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in amount of import and export activity. These factors will in turn affect the demand for passenger and cargo services. If the macroeconomic climate worsens, the Group’s results of operations and financial condition may be adversely affected.

The Group paid close attention to the changes in the international and national macro- economic conditions and proactively capitalized on the opportunities derived from economic restructuring, consumption upgrade of residents, development of tourism economy and low international fuel prices to optimize allocation of flight capacity, production structure and marketing and sales. As a result, the Group achieved favorable results of operations.

2.	Policy and Regulation Risk

The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of aviation industry could result in the relevant laws and regulations and industry policies to be adjusted accordingly. Such changes may, to a certain extent, result in uncertainties to the future business development and operating results of the Group.

With respect to industrial policies and regulations, the Group played an active role in various discussions concerning the formulation and refinement, and looked into latest changes so as to seize the opportunities arising from amendments and prudently respond to the uncertainties arising from the changes in policies and regulations.

3.	Flight Safety Risk

Flight safety is the precondition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Group.

The Group regularly convened flight safety meetings, analyzed and reported on the Group’s flight status in a timely manner and planned for flight safety management. The Group established a comprehensive flight training control mechanism to streamline the assessment in respect of the quality of pilot training and strengthen psychological services for pilots.

4.	Terrorist Attack Risk

International terrorist attacks targeting aircraft and airport not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees of the Group, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place.

In 2015, with reference to terror cases in recent years, the Group demonstrated fire drills and provided scenario trainings and specific trainings for weapons and firearms on- board aircraft, with a view to enhancing the aviation security team’s ability to perform their duties and their service quality, which would in turn improve their responsiveness to handling emergencies. In the future, the Group will combine aviation security and safety audit, introduce aviation security assessment standards on routes, establish the communication link mechanism on the basis of the aviation security communication system and put spotlight on the primarily-focused regional routes for the formulation of specific aviation security proposals.

In light of the shrunken demand for passenger transportation induced by the terrorist attacks inside and outside the border, the Group will rely on the dynamic marketing analysis mechanism so as to study, optimize and adjust the flight capacity of the relevant routes in a timely manner.

5.	Human Resources Risk

The rapid growth in civil aviation industry and mobility of core personnel of human resources have caused competition among domestic airlines for core technical staff such as pilots, cabin crew, operations and control staff as well as major management personnel. If the core technical human resources reserves of the Group are unable to sufficiently address the outflow of core personnel, or fail to adequately respond to the rapid growth of the Group’s operational scale, the business and operations of the Group may be adversely affected.

The Group promoted the building of corporate culture of“Love at China Eastern Airlines” to inspire loyalty from core technical staff and management talents. Effective incentives offered to core technical staff were raised as the Group further improved its salary incentive scheme for core technical staff. The Group proactively developed a back-up workforce through providing training programs to a pool of multi-tier back-up management personnel and launching of core technical staff recruitment plan.

6.	Competition Risk

With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines’ increasing inputs on flight capacity in Chinese market, future competition in the domestic and overseas aviation transportation industries may be intensified and bring uncertainty to the Group’s resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Group may be adversely affected accordingly.

There is a certain level of overlap between the railway transportation, highway transportation, ship transportation and air transportation in certain markets. With the development of railway, highway and ship transportation network, the domestic civil aviation market may be affected. Certain of the Group’s routes will experience larger competitive pressure.

The Group actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and consolidated and expanded market share in the three largest hubs and core markets. Based on the SkyTeam Alliance platform, the Group enhanced its strategic cooperation with Delta Air Lines and cooperated with Air France and Qantas to develop a highly efficient and convenient flight network which covered the whole country and connected to the whole wide world.

Under the impact of other means of transportation, the Group focused on the three largest hubs and core and key markets, refined its route network and reinforced complete access to the network and the sale of international interline transit products. Meanwhile, the Group put great effort into improving its punctuality rate and capitalized on the speed advantage of aviation transportation.

7.	Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group’s revenue from fuel surcharge and accordingly the Group’s results of operations.

As at 31 December 2015, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,016 million.

In 2015, the Group seized the opportunities arising from the low international fuel prices, actively boosting its flight capacity and optimized the production structure. As a result, the Group achieved favorable results of operations. The Group will actively review the trend of oil prices and, with mandates from the Board, carefully conduct aviation fuel hedging activities.

8.	Exchange Rate Fluctuation Risk

As the Group’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of RMB against USD fluctuates significantly, USD-denominated liabilities will therefore generate a large amount of foreign exchange loss/gain, which directly affects the Group’s profit for that period and causes larger impact on the Group’s operating results.

As at 31 December 2015, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group’s net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Increase/decrease in		Increase/decrease in other
	the net profit		comprehensive income
	Appreciation	Depreciation	Appreciation	Depreciation
USD	–581	581	–	–

In 2015, a portion of the floating-rate USD-denominated debts was converted into floating-rate Euro-denominated debts through a cross currency swap contract pursuant to the mandate granted by the Board. As at 31 December 2015, the Group’s USD- denominated debts accounted for 73.28% of interest-bearing liabilities. In early 2016, the Group expanded its financing channels by means of issuing super short-term commercial paper and acquiring RMB borrowings to bring in RMB finance. As at the end of January and February 2016, the proportion of USD-denominated debts made up of the Group’s interest-bearing debts decreased to 57% and 53%, respectively.

In the future, the Group will reinforce its review on the foreign exchange market, further expand the variety of its RMB financing instruments and improve the Group’s debt and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Group’s operation.

9.	Interest Rate Fluctuation Risk

The majority of the Group’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group’s finance costs.

As at 31 December 2015, assuming that all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group’s net profit and other comprehensive income would have been as follows:

			Unit: RMB million

			Effect on other
	Effect on the net profit		comprehensive income
	Increase	Decrease	Increase	Decrease

Floating rate instruments	–148	148	18	–18

In year 2015, the Group seized the opportunity to carry out interest rate hedging transactions and converted USD-denominated floating-rate debts of USD845 million into USD-denominated fixed-rate debts. The Group intends to launch transactions in derivatives and cross currency swaps to further optimise the proportion of floating-rate debts to the USD-denominated debts. At the same time, the Group will make good use of the trend of the RMB interest rate to minimise RMB finance costs.

10.	Information Technology Safety Risk

The development of all businesses in the Group’s operational process is closely related to the information network system and imposes new requirements on traditional management and work processes of the Group. If there are any design discrepancies, operational default or interruption in the network information system of the Group, or if it experiences external network attacks, the Group’s business and operations may be affected or result in leakage of customers’ data. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Group. Future upgrades of information technology that are required will challenge the reliability of the Group’s existing systems.

In 2015, the Group established a routine inspection system and a contingency mechanism for its reporting website for external security breach. The data loss prevention (DLP) project was implemented and the Group’s information security management system passed the ISO27000 certification. In the future, the Group will further improve its security code review and management system, promote the construction of IPS at the internet portal of the Group and the information technology disaster backup centre to elevate the overall protection level on the Group’s information system security.

11.	Development and Transformation Risk

While the Group expands to new international markets and carries out external investments or mergers and acquisition, it may face risks including business decision making, foreign laws, management and competition risks which may affect the results of implementing the development strategies of the Group.

During the process of transformation, the Group will explore the e-commerce market to reduce aviation operation costs and innovative asset management methods, with new requirements for the overall operating management abilities of the Group. Some of the Group’s transforming projects may be unable to achieve expected goals.

The Group has being improving the foreign investment management system and will enhance the research and substantiation of projects and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets and external investment and acquisition and mergers.

12.	Suppliers Risk

The aviation transportation industry requires high technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralised purchases to reduce operating costs. If the Group’s major suppliers are adversely affected, this may have an adverse impact on the business and operations of the Group.

The Group focused on the suppliers who are closely related to its production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Group paid close attention to the changing market conditions of the material types that are highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the procurement department.

13.	Securities Market Fluctuations Risks

The Company’s share price is not only dependent on its current results and projection for future operations, but also factors including policy environment, macro economy, flow of market capital and investor sentiment. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will reduce the travel demand from business travelers and affect the Company’s capital operations and implementation of projects.

The Group continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Group strengthened communication between the capital market and various investors, paid close attention to the Company’s share price performance and media coverage and gave timely response to the market.

14.	Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and geopolitical instability around the globe may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increased safety and insurance costs may adversely affect the business and operations of the Group.

The Group strove to develop and refine its emergency response mechanism and emergency response plan in order to avoid or mitigate the adverse impacts arising from other force majeure and unforeseeable risks.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS WHICH MAY HAVE A SIGNIFICANT IMPACT ON THE COMPANY

During the year, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

OUTLOOK FOR 2016

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for 2016 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from these forward-looking statements, which does not constitute any commitment by the Company to the future operating results.

In 2016, the world economy is expected to experience a thorough reshuffle and its recovery is expected to remain sluggish. The International Monetary Fund has again trimmed its expected growth of the global economy and the total trade volume for the year in January 2016, and expected that international oil prices will decrease significantly in 2016 as compared to the previous year. It is expected that Chinese economy will maintain a moderate growth despite larger downward pressure and the economic structure will continuously transform and upgrade. The pull effect of growth of consumption on the economic growth is expected to boost with tourism boom. Under the impacts of the aforesaid, it is expected that the demand for air passenger transportation will remain in growth, while the demand for aviation freight transportation will be relatively soft.

In face of a complicated and dynamic operating environment, the Group will seize the opportunities arising from the low oil prices, the rising tourism and consumption demand and the opening of the Shanghai Disneyland, and focus on the following areas in order to achieve better operating results: 1. reinforcing the implementation of the safety responsibility system, strengthening safety inspection, enhancing the development of aviation security, improving flying techniques and abilities to assure flight safety on an ongoing basis; 2. seizing favorable opportunities, improving interline transit based on the whole network, promoting sales transformation with direct sales and lower agency fees to expand its market share and improve its operation quality of passenger and freight transportation; 3. strengthening services management system, remedying service shortfall and optimizing integrated online service experience to build an aviation service brand with a refined whole-process customer experience; 4. expediting the establishment of in-flight internet access and platforms for e-commerce companies, intensifying transformation of China United Airlines into a low-cost airline, exploring the pilot spot for the market-oriented ground services system and guiding the Group in its reform and transformation; 5. proactively expanding its financing channels, optimizing its debt structure, closely monitoring the trend of capital market and seizing opportunities in implementing financing projects which may facilitate the development of the Company; 6. leveraging on information technology, improving core operation processes, refining the risk control mechanism to overall elevate the Group’s management capability.

FLEET PLAN

In the future, the Group will continue to focus on major aircraft models, optimise its fleet structure on an ongoing basis, phase out the remaining older models to better match models with routes.

Introduction and Retirement Plan of Aircraft for 2016 to 2017

(Units)

Model	2016		2017
	Introduction	Retirement	Introduction	Retirement

Passenger aircraft

A320 series	30	8	15	1
A330 series	–	–	7	–
B777 series	7	–	4	–
B737 series	35	12	26	17
EMB-145LR	–	6	–	–

Total number of passenger aircraft	72	26	52	18

Freighters

B747-400F	–	–	–	1

Total number of freighters	–	–	–	1

Total	72	26	52	19

Notes:

1.	As at 31 December 2015, according to confirmed orders, the Group planned to introduce 177 aircraft and retire 25 aircraft in 2018 and future years.

2.	The abovementioned models, quantity and timing for the introduction and retirement of aircraft will be subject to adjustment based on market conditions and flight capacity allocation of the Group.

NON-PUBLIC ISSUANCE OF A SHARES

On 23 April 2015, the Group held the eleventh ordinary meeting of the seventh session of the Board, which considered and passed the relevant resolutions regarding the non-public issuance of A shares and resolved to submit to the general meeting for consideration.

In June 2015, the Group received the Guo Zi Chan Quan [2015] No. 354 (《國資產權 [2015]354號》) from the State-owned Assets Supervision and Administration Commission (the “SASAC”), in which it agreed in principle such non-public issuance of A shares of the Group.

On 16 June 2015, the Group held the 2014 annual general meeting, the 2015 first A shareholders class meeting and the 2015 first H shareholders class meeting, which considered and passed the relevant resolutions regarding the non-public issuance of A shares. On the same date, the Group held the fifteenth ordinary meeting of the seventh session of the Board. Pursuant to the authority granted at the general meeting, the relevant resolutions regarding adjusting the use of proceeds of non-public issuance of A shares were considered and passed.

In July 2015, the Group received the Notice of Acceptance of Application for Administrative Approval (《中國證監會行政許可申請受理通知書》) (No. 151777) from the CSRC, accepting the application of the Group for the non-public issuance of A shares.

On 9 December 2015, the Public Offering Review Committee of CSRC considered and approved the application relating to the non-public issue of A Shares of the Group at the 203rd working conference.

On 8 January 2016, the Group received the “Approval for the Non-Public Issuance of A Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2016] No. 8) issued by the CSRC, approving the Group to issue not more than 2,329,192,546 A Shares by way of non-public issuance.

The Group will implement the same within the period stipulated by the CSRC according to the practical market conditions.

ISSUANCE OF H SHARES TO DELTA AIR LINES

On 27 July 2015, the Group entered into a conditional subscription agreement with Delta Air Lines, pursuant to which Delta Air Lines agreed to subscribe for 465,910,000 newly issued ordinary H shares of the Company in an amount of HKD3,488,895,000.

On 1 September 2015, the Group and Delta Air Lines entered into the Letter of Confirmation on the Subscription Agreement. Pursuant to the Letter of Confirmation on the Subscription Agreement, as of 1 September 2015, all conditions precedent to the Subscription Agreement have been fulfilled except for those conditions which will be fulfilled on the completion date of share subscription.

On 9 September 2015, the Group completed the issue of 465,910,000 ordinary H shares with a par value of RMB1 each at an issue price of HK$7.49 per share to Delta Air Lines.

SHARES

1.	As at 31 December 2015, the share structure of the Group is set out as follows:

				Approximate
				percentage in
			Total number	shareholding
			of shares	(%)

I	A shares
	1.	Listed shares with trading moratorium	698,865,000	5.318
	2.	Listed shares without trading moratorium	7,782,213,860	59.225

II	H shares
	1.	Listed shares with trading moratorium	698,865,000	5.318
	2.	Listed shares without trading moratorium	3,960,235,000	30.138

III	Total number of shares		13,140,178,860	100

Note:

As at 31 December 2015, there were 698,865,000 listed A shares with trading moratorium in the A shares of the Company which were held by CEA Holding and its wholly-owned subsidiary, CES Finance, and 7,782,213,860 listed A shares without trading moratorium; there were 698,865,000 listed H shares with trading moratorium in the H shares of the Group which were held by CES Global Holdings (Hong Kong) Limited (“CES Global”), an overseas wholly-owned subsidiary of CEA Holding, and 3,960,235,000 listed H shares without trading moratorium. The total number of shares of the Company amounted to 13,140,178,860 shares.

2.	Substantial Shareholders

As at 31 December 2015, shareholders who are interested in 10% or more of any class of the issued share capital of the Group are set out as follows:

			Approximate
			percentage
	Class of	Number	of shareholding
Name	shares	of shares	(%)

CEA Holding(1)	A shares	5,530,240,000	42.09

CES Global(2)	H shares	2,626,240,000	19.99

HKSCC Nominees Limited (3)	H shares	4,182,669,289	31.83

Delta Air Lines(4)	H shares	465,910,000	3.55

Notes:

Based on the information available to the directors (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 31 December 2015:

(1)	Among such A shares, 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance, which in turn were entirely held by CEA Holding.

(2)	Those H shares were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(3)	Among the 4,182,669,289 H shares held by HKSCC Nominees Limited, 2,626,240,000 shares (representing approximately 56.37% of the Group’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(4)	Those H shares were held by Delta Air Lines in the capacity of beneficial owner, and represented approximately 10.00% of the Group’s then total issued H shares.

Shareholding in the Group held by the directors, supervisors, chief executive officer, senior management and any other shareholders of the Group who are interested in the Group which are required to be disclosed to the Group and The Stock Exchange of Hong Kong Limited pursuant to the relevant provisions under SFO (and recorded in the register required to be kept by the Group pursuant to section 336 of the SFO) as at 31 December 2015 will be included in the Company’s 2015 annual report in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

SIGNIFICANT EVENTS

1.	Dividends

Based on the audited financial statements of the Group under the PRC Accounting Standards for Business Enterprises as at and for the year 2015, the retained earnings of the parent company were RMB1,680 million as at 31 December 2015. Based on the audited financial statements of the Company under the IFRS as at and for the year 2015, the retained earnings of the parent company were RMB1,164 million as at 31 December 2015.

In accordance with Rule 17 of Measures on the Administration of Securities Issuance and Underwriting by the CSRC, if listed companies with a plan for issuance of securities have any profit distribution proposal or proposal for capital increase with capital surplus that has not yet been submitted to general meeting for voting or has been approved by shareholders’ general meeting but not yet implemented, the issuance of securities can only be proceeded after such proposals have been implemented. Given than the Group’s application for non-public issuance of A shares was approved by the CSRC in January 2016 and will expire on 5 July 2016, if the Group had implemented profit distribution in 2015, approval for the profit distribution proposal would have been needed at the 2015 general meeting and the non-public issuance of A shares could only be implemented after the implementation of the profit distribution proposal. This would have narrowed the time frame for the non-public issuance of A shares or would even have made it impossible to implement, in which case the implementation of the Group’s non-public issuance project and long-term development would have been severely hampered.

In consideration of factors such as shareholders’ interests and the Group’s development, the profit distribution proposal recommended by the Board of the Group for the year 2015 is as follows: No profit shall be distributed for the year 2015 and no share capital of the Company shall be increased with its capital reserve. The profit distribution proposal of the Group for the year 2015 will be submitted to the 2015 annual general meeting for consideration.

The Board of the Group also intends for, in mid-2016, a cash dividend distribution of not less than 40% of the net profit of the parent company for the year 2015 under the domestic accounting principles.

2.	Purchase, Sale or Redemption of Securities

During the financial year of 2015, neither the Group nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

3.	Material Litigation

As of 31 December 2015, the Group was not involved in any material litigation, arbitration or claim.

4.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and is of the view that the Company’s corporate governance practices during the year ended 31 December 2015 met the requirements under the code provisions in the Corporate Governance Code (the “Code”).

Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and in line with the Company’s development needs, the Company comprehensively reviewed regulations regarding the Board and securities affairs and revised the Detailed Working Rules of the Nominations and Remuneration Committee of the Board of Directors, Management Regulations of Connected Transactions, Regulations on the Management of the Proceeds and the Information Disclosure Management System to effectively safeguard the standardised operation of the Company.

To further strengthen the awareness of compliance among the Directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has regularly reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange every quarter, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

During the year ended 31 December 2015, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the securities transactions code for the directors of the Company (the “Directors”). Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

5.	Audit and Risk Management Committee

The Audit and Risk Management Committee of the Company has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the year ended 31 December 2015 prepared in accordance with IFRS.

The Audit and Risk Management Committee of the Company has no disagreement with the accounting principles and methods adopted by the Group.

6.	Changes in Personnel

On 16 June 2015, Mr. Tian Liuwen was elected as a Director of the Group and Mr. Shao Ruiqing was elected as an independent non-executive Director of the Group at the 2014 annual general meeting of the Group. Mr. Sandy Ke-Yaw Liu ceased to be the Company’s independent non-executive Director due to expiry of six-year term of office.

Mr. Xu Haihua was elected as a supervisor of the Group at the second joint meeting of team leaders in 2015 of the sixth session of the employee’s representatives conference of the Group. Mr. Yan Taisheng ceased to be the Group’s supervisor due to retirement.

Cessation

Name	Date of Cessation	Reason for Change	Position

Sandy Ke-Yaw Liu	16 June 2015	Expiry of term of office	Independent non- executive Director
Yan Taisheng	16 June 2015	Retirement	Supervisor

Appointment

Name	Date of Appointment	Reason for Change	Position

Tian Liuwen	16 June 2015	Elected at the 2014 annual general meeting	Director
Shao Ruiqing	16 June 2015	Elected at the 2014 annual general meeting	Independent non- executive Director
Xu Haihua	16 June 2015	Elected at the second joint meeting of team leaders in 2015 of the sixth session of the employee’s representatives conference	Supervisor

7.	Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

		Position(s) held	Date of	Date of
Name	Name of other entities	in other entities	appointment	cessation

Xu Zhao	Shanghai Changlian Logistics Company Limited	Director	July 2015

Li Yangmin	China Eastern Airlines Technology Application Research Center Co., Ltd.	Executive Director	February 2014	September 2015
	TravelSky Technology Limited	Director	December 2015

Li Ruoshan	Jiangsu Zhongnan Construction Group Co., Ltd.	Director	May 2015

Ma Weihua	China Petroleum & Chemical Corporation	Independent non-executive Director	May 2010	May 2015
	Legend Holdings Corporation	Independent non-executive Director	March 2015
	Taikang Life Insurance Co., Ltd.	Chief supervisor	September 2015

Feng Jingxiong	China Eastern Airlines Media Co., Ltd.	Chairman of supervisory committee	April 2015
	Beijing Tongtou Properties Company Limted	Supervisor	September 2014	June 2015

8.	Miscellaneous

The Group wishes to highlight the following information:

1.	On 9 February 2015, the Group redeemed the 2014 first tranche of RMB4 billion super short-term commercial paper, which was issued on 14 May 2014. The commercial papers had a maturity of 270 days, nominal value of RMB100 per unit and an interest rate of 4.95% per annum. For details, please refer to the announcement of the Company dated 4 February 2015 issued in Hong Kong.

2.	2015 First Tranche of Super Short-term Commercial Paper

(1)	On 12 February 2015, the Group completed the issuance of the 2015 first tranche of super short-term commercial paper in the amount of RMB3 billion, with a maturity of 180 days, nominal value of RMB100 per unit and an interest rate of 4.50% per annum;

(2)	On 11 August 2015, the Group redeemed the 2015 first tranche of super short-term commercial paper. For details, please refer to the announcements of the Company dated 13 February and 4 August 2015 issued in Hong Kong.

3.	First Tranche of the 2012 Corporate Bonds

(1)	On 18 March 2015, the Group paid for the accrued interest from 18 March 2014 to 17 March 2015 of the first tranche of the 2012 corporate bonds which was issued on 20 March 2013 and listed on the Shanghai Stock Exchange on 22 April 2013. The first tranche of the corporate bonds are RMB4.8 billion 5.05% 10-year fixed interest rate bonds, with an issue price of RMB100 each;

(2)	On 18 March 2016, the Group paid for the accrued interest from 18 March 2015 to 17 March 2016 of the first tranche of the 2012 corporate bonds.

For details, please refer to the announcements of the Company dated 10 March 2015 and 11 March 2016 issued in Hong Kong.

4.	2015 Second Tranche of Super Short-term Commercial Paper

(1)	On 26 March 2015, the Group completed the issuance of the 2015 second tranche of super short-term commercial paper in the amount of RMB3 billion, with a maturity of 180 days and nominal value of RMB100 per unit and an interest rate of 4.50%;

(2)	On 22 September 2015, the Group redeemed the 2015 second tranche of super short-term commercial paper.

For details, please refer to the announcements of the Company dated 27 March and 15 September 2015 issued in Hong Kong.

5.	Non-public Issuance of A Shares

(1)	On 23 April 2015, the Group held the eleventh ordinary meeting of the seventh session of the Board, which considered and passed the relevant resolutions regarding the non-public issuance of A shares and resolved to submit to the general meeting, A shareholders class meeting and H shareholders class meeting for consideration;

(2)	In June 2015, the Group received the Guo Zi Chan Quan [2015] No. 354 (《國 資產權[2015]354號》) from the SASAC, in which it agreed in principle such non-public issuance of A shares of the Company;

(3)	On 16 June 2015, the Group held the 2014 annual general meeting, the 2015 first A shareholders class meeting and the 2015 first H shareholders class meeting, which considered and passed the relevant resolutions regarding the non-public issuance of A shares. On the same date, the Group held the fifteenth ordinary meeting of the seventh session of the Board. Pursuant to the authority granted at the general meeting, the relevant resolutions regarding adjusting the use of proceeds of non-public issuance of A shares were considered and passed;

(4)	In July 2015, the Group received the Notice of Acceptance of Application for Administrative Approval (《中國證監會行政許可申請受理通知書》)(No. 151777) from CSRC, accepting the application of the Group for the non- public issuance of A shares;

(5)	On 9 December 2015, the Public Offering Review Committee of CSRC considered and approved the application relating to the non-public issue of A Shares of the Group at the 203rd working conference;

(6)	On 8 January 2016, the Group received the “Approval for the Non-Public Issuance of A Shares by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2016] No. 8) issued by the CSRC, approving the Group to issue not more than 2,329,192,546 A Shares by way of non-public issuance.

For details, please refer to the announcements of the Company dated 23 April 2015, 1 June 2015, 16 June 2015, 2 July 2015, 9 December 2015 and 8 January 2016 issued in Hong Kong.

6.	On 5 May 2015, the Group entered into the Aircraft Finance Lease Framework Agreement with CES International Financial Leasing Corporation Limited (“CES Lease”) in Shanghai. The Group leased not more than 23 aircraft under finance lease from the wholly-owned subsidiaries which CES Leasing intended to incorporate in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC. The transaction constitutes a connected transaction of the Company. For details, please refer to the announcement dated 5 May 2015 and the circular dated 26 May 2015 of the Company issued in Hong Kong.

7.	2015 Third Tranche of Super Short-term Commercial Paper

(1)	On 26 June 2015, the Group completed the issuance of the 2015 third tranche of RMB3 billion super short-term commercial paper at an interest rate of 3.50% per annum, with a maturity of 270 days at a nominal value of RMB100 per unit.

(2)	On 22 March 2016, the Group redeemed the 2015 third tranche of super short-term commercial paper.

For details, please refer to the announcements of the Company dated 26 June 2015 and 15 March 2016 issued in Hong Kong.

8.	On 9 July 2015, the Group entered into the aircraft purchase agreement in relation to B737 series aircraft with Boeing Company in Shanghai to purchase fifty B737 series aircraft from Boeing Company. For details, please refer to the announcement of the Company dated 9 July 2015 issued in Hong Kong.

9.	Issuance of H Shares to Delta Air Lines

(1)	On 27 July 2015, the Group entered into a conditional subscription agreement with Delta Air Lines, Inc. (“Delta Air Lines”), pursuant to which Delta Air Lines agreed to subscribe for 465,910,000 shares of the newly issued ordinary H shares of the Company in an amount of HKD3,488,895,000;

(2)	On 1 September 2015, the Group and Delta Air Lines entered into the Marketing Agreement and the Letter of Confirmation on the Subscription Agreement. Pursuant to the Marketing Agreement, both parties will have greater cooperation in terms of code-share, revenue management, schedule coordination, sales cooperation, airport facilities sharing, frequent-flyer program, lounge and system investment as well as staff exchange. Pursuant to the Letter of Confirmation on the Subscription Agreement, as of 1 September 2015, all conditions precedent to the Subscription Agreement have been fulfilled except for those conditions which will be fulfilled on the completion date of share subscription;

(3)	On 9 September 2015, the Group completed the issue of 465,910,000 ordinary H shares with a par value of RMB1 each at an issue price of HK$7.49 per share to Delta Air Lines.

For detail, please refer to the announcements of the Company dated 27 July 2015, 1 September 2015 and 9 September 2015 issued in Hong Kong.

10.	On 14 August 2015, the Group entered into an aircraft purchase agreement with Airbus SAS in Shanghai, regarding the purchase of fifteen A330 series aircraft from Airbus SAS. For details, please refer to the announcement of the Company dated 14 August 2015 issued in Hong Kong.

11.	On 25 September 2015, the Group completed the issuance of the 2015 fourth tranche of super short-term commercial paper in an amount of RMB2.5 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.30% per annum. For details, please refer to the announcement of the Company dated 28 September 2015 issued in Hong Kong.

12.	On 27 October 2015, the Group completed the issuance of the 2015 fifth tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.00% per annum. For details, please refer to the announcement of the Company dated 27 October 2015 issued in Hong Kong.

13.	On 20 November 2015, the Group completed the issuance of the 2015 sixth tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.10% per annum. For details, please refer to the announcement of the Company dated 20 November 2015 issued in Hong Kong.

14.	On 27 November 2015, the Group completed the issuance of the 2015 seventh tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 180 days whereas the nominal value was RMB100 per unit and the interest rate was 3.00% per annum. For details, please refer to the announcement of the Company dated 27 November 2015 issued in Hong Kong.

15.	On 11 December 2015, the Company entered into the Airline Service Agreement (the “Agreement”) with TravelSky Technology Limited (“TravelSky”) in Shanghai for a term commencing from 1 January 2015 to 31 December 2016. Pursuant to the Agreement, TravelSky will provide the Group with inventory control system, computer reservation system, extended reservation services and the related products and services as well as civil aviation and commercial data network services. The Company will pay the services fee by reference to the standards set by the Civil Aviation Administration of China. For details, please refer to the announcement of the Company dated 11 December 2015 issued in Hong Kong.

16.	On 28 December 2015, the Group completed the issuance of the 2015 eighth tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 2.87% per annum. For details, please refer to the announcement of the Company dated 28 December 2015 issued in Hong Kong.

17.	On 30 December 2015, the Group completed the issuance of the 2015 ninth tranche of super short-term commercial paper in an amount of RMB1.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 2.83% per annum. For details, please refer to the announcement of the Company dated 30 December 2015 issued in Hong Kong.

18.	In January 2016, after amicable discussions with the relevant financial institutions, the Group repaid a principal amount of US$1 billion under its US dollar- denominated debts with a view to optimizing the Company’s debt structure and reducing its exposure to exchange rate fluctuations. The ratio of US dollar- denominated liabilities to the Group’s interest-bearing liabilities has been effectively lowered. For details, please refer to the announcement of the Company dated 4 January 2016 issued in Hong Kong.

19.	On 18 January 2016, the Group completed the issuance of the 2016 first tranche of super short-term commercial paper in an amount of RMB2.5 billion with a maturity of 90 days whereas the nominal value was RMB100 per unit and the interest rate was 2.50% per annum. For details, please refer to the announcement of the Company dated 18 January 2016 issued in Hong Kong.

20.	On 20 January 2016, the Group completed the issuance of the 2016 second tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 90 days whereas the nominal value was RMB100 per unit and the interest rate was 2.50% per annum. For details, please refer to the announcement of the Company dated 21 January 2016 issued in Hong Kong.

21.	On 24 March 2016, the Group completed the issuance of the 2016 third tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 2.40% per annum. For details, please refer to the announcement of the Company dated 28 March 2016 issued in Hong Kong.

22.	The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Group, and their actual amounts incurred up to 31 December 2015, are set out as follows:

		Unit: RMB thousand

	Actual amount	The approved
	incurred up to	2015 estimated
Approved category	31 December 2015	transaction caps

Financial services (balance)
– balance of deposit	729,128	6,500,000
– balance of loans	0	6,500,000
Catering supply services	1,127,194	1,230,000
Import and export agency services	119,288	135,000
Production and maintenance services	109,626	173,200
Property leasing services	52,000	125,000
Property management and green conservation services	51,669	70,000
Advertising agency services	23,754	60,000
Hotel accommodation services	39,099	46,500
Civil aviation information network services (pursuant to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange)	454,054	650,000

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong

Chairman

Shanghai, the People’s Republic of China

30 March 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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